EXHIBIT 99-4

NEWS RELEASE

CONTACT:
  Richard Becht
  (716) 655-3800



FOR IMMEDIATE RELEASE

           ACME ELECTRIC'S POWER DISTRIBUTION PRODUCTS DIVISION
               SELECTED TO BE PRIMARY SUPPLIER TO COCA-COLA


     EAST AURORA, N.Y., September 2, 1999 -- Acme Electric Corporation's (NYSE:ACE) Power Distribution Products Division in Lumberton, N.C., announced that it has been selected by Coca-Cola (NYSE:KO) as that company's primary supplier of specialty transformers for its Fountain Division. These transformers are an integral part of a special project Coca-Cola is launching for a new product introduction.
     Acme was selected as Coca Cola's primary supplier by demonstrating its unique ability to respond to the special requirements of the application, including performance and product availability. Leveraging its existing product design platform, Acme incorporated specific connector assemblies and color-coding for each application, enabling Coca-Cola to "kit" its final product into a turn-key package for rapid field installation. Utilizing Demand Flow Technology, Acme was able to meet Coca Cola's aggressive delivery schedule, which is essential for the success of the project's rollout.
     The agreement has the potential for Coca-Cola to become one of the Power Distribution Products Division's largest customers, and represents another significant step in building Acme's market share in the OEM market through strong technical product and process capabilities.
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.
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